

February 17, 2012

Via E-mail
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive N.E.
Hutchinson, MN 55350

      Re: **Hutchinson Technology Incorporated**
              Form 10-K for the Fiscal Year Ended September 25, 2011
              Filed December 8, 2011
              Form 10-Q for the Fiscal Quarter Ended December 25, 2011
              Filed January 27, 2012
              File No. 001-34838

Dear Mr. Radloff:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   We note that the 2011 consolidation and restructuring actions you undertook included shortening the lives of the Hutchinson, Minnesota components operations long-lived assets, which resulted in accelerated depreciation of $3,150,000 included within cost of sales. Please tell us, and revise future filings to disclose, the prior and current useful lives of the Hutchinson, Minnesota components operations long-lived assets as well as the reason for the decrease in their useful lives. Also, in future filings please comply with the disclosure guidance outlined in FASB ASC 250-10-50-4.

David P. Radloff
Hutchinson Technology Incorporated
February 17, 2012
Page 2

Financial Statements, page F-1

Note 2. Financing Arrangements, page F-10

2.   We see that in February 2011 and July 2011 you recorded gains of approximately
        $5,467,000 and $2,915,000, respectively, from the extinguishment of debt related to the
        exchange of your 3.25% Notes for 8.5% Notes. We note that you accounted for this
        exchange as a debt extinguishment. Please describe to us how you concluded that debt
        extinguishment accounting was appropriate for this exchange transaction based on the
        guidance at FASB ASC 470-50-40, including paragraphs 10 through 12. In this regard,
        please also reconcile for us your calculation of the gains on extinguishment to the
        amounts recorded in your consolidated balance sheets for the debt at the time of each
        exchange.

Form 10-Q for the Fiscal Quarter Ended December 25, 2011

Item 4. Controls and Procedures, page 23

3.   We note your disclosure that your principal executive and financial officers believe your
        disclosure controls and procedures are effective "to ensure that information we are
        required to disclose in reports that we file or submit under the Exchange Act is recorded,
        processed summarized and reported within the time periods specified in the SEC rules
        and forms." The language that is currently included after the word effective in your
        disclosure appears to be superfluous, since the meaning of disclosure controls and
        procedures is established by Rule 13a-15(e) of the Exchange Act. In future filings, please
        remove the language, or revise the disclosure so that the language that appears after the
        word effective is substantially similar in all material respects to the language that appears
        in the entire two-sentence definition of "disclosure controls and procedures" set forth in
        Rule 13a-15(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

David P. Radloff
Hutchinson Technology Incorporated
February 17, 2012
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, the accounting reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant